Exhibit 99.1

Sky Solar Announces Results of Investigation into Conduct of Former CEO and Settlement Agreement with Former CEO

HONG KONG, September 19, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that the independent committee of the Company’s Board of Directors (the “Independent Committee”) had concluded the investigation (the “Investigation”) into conduct of Mr. Weili Su, the Company’s former Chief Executive Officer and former Chairman of the Board of Directors.  As announced on June 16, 2017, the Independent Committee comprises independent directors Mr. Qiang Zhan and Mr. Xuelong Pei, and the Investigation involved certain transactions and fund transfers that had appeared to lack proper board and audit committee authorization. As announced on June 28, 2017, the Independent Committee engaged DaHui Lawyers to carry out the Investigation.

Based on their review of documents and interviews of certain current and former employees, officers and directors of the Company, DaHui Lawyers concluded that certain transactions and fund transfers between the Company and certain entities controlled by Mr. Su were not approved by the board or the audit committee.  In addition, there was insufficient documentary support of such fund transfers.

On September 19, 2017, the Company entered into a settlement agreement with Mr. Su to resolve all potential claims by the Company against Mr. Su and certain entities controlled by him concerning the fund transfers, as well as all potential claims that Mr. Su and such entities may have against the Company in connection with Mr. Su’s employment at the Company.  Under this agreement, various debt assignment agreements signed among the Company, certain third parties, and certain entities controlled by Mr. Su  in April 2017 shall have no effect and be rescinded immediately; and Mr. Su agrees to pay back to the Company approximately US$15 million and failing this, authorize the Company to sell on behalf of him and /or transfer to the Company the American depositary shares that he holds in the Company to pay for such settlement amount.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com